Exhibit 99.1

IR-085
CNinsure Announces Senior Management Reshuffle
GUANGZHOU, China, August 11, 2010/PRNewswire-Asia-FirstCall/ — CNinsure Inc. (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced a management reshuffle to reallocate resources for the establishment of its four new profit centers, namely, insurance brokerage business, telemarketing and internet sales, consumer credit brokerage business and wealth management distribution business.
Chengbin Li, vice president of the Company, will resign from his current position as head of the life insurance unit of the Company and take up new assignments at the group as vice president for human resources management and strategic planning. He will spearhead the execution of the Company’s human capital strategy and will be in charge of business model optimization for the profit centers of the Company. Feng (Fred) Jin, chief operating officer and chief information officer of the Company, will assume the additional role of the head of the life insurance unit. The resignation and appointment will be effective immediately.
Mr. Li has been vice president and head of the life insurance unit since February 2008. From 2000 to 2008, he held various management positions at the Company, including assistant vice president, department general manager and general managers of various insurance agencies or financial service firms controlled by the Company.
Mr. Jin has been chief operating officer of the Company since November 2008 and chief information officer since November 2007. Prior to joining CNinsure in October 2007, Mr. Jin’s work experiences included the positions of assistant president and chief information officer of New China Life Insurance Co., Ltd., and sales manager and financial planner at the U.S.-based Prudential Insurance Company of America.
Commenting on the management reshuffle, Mr. Yinan Hu, Chairman and CEO of CNinsure, stated, “I appreciate all the contributions delivered by our management team who has led the Company through all the ups and downs during the past decade. While we are striving for another breakthrough in our business expansion, we need to felicitously appoint talents to the right positions to better facilitate our future growth. The reshuffle reflects our long-term commitment to fully addressing the complexity and challenges of the new businesses and to creating a team with the appropriate skills and experience to ensure the sustainable success of the Company.”
About CNinsure Inc.
CNinsure is a leading independent insurance intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by both domestic and foreign insurance companies operating in China, and provides insurance claims adjusting service as well as other insurance-related services.

1-2

IR-085
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of August 11, 2010, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.
For more information, please contact:
Oasis Qiu
Investor Relations Officer
Tel: +86-20-61222777-850
Email: qiusr@cninsure.net
Source: CNinsure Inc.

2-2